Exhibit 99.1

Lorus Therapeutics Proposes Name Change to "APTOSE BIOSCIENCES" and Share Consolidation for Potential NASDAQ Listing

TORONTO, July 15, 2014 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR) ("Lorus" or the "Company") announces that its shareholders will be asked to approve (i) a change of the corporate name to "Aptose Biosciences Inc." as part of its comprehensive rebranding efforts; and (ii) a consolidation of the common shares of the Company at a ratio within the range of one (1) common share for each five (5) to fifteen (15) common shares (the "Share Consolidation") at its annual and special meeting of shareholders (the "Meeting").  The Meeting will be held at 10:00 a.m., Toronto time, on August 19, 2014 at the office of McCarthy Tétrault LLP located at Suite 5300, Toronto-Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario M5K 1E6.

Lorus shareholders will be asked at the Meeting to approve the change of the name of the Company from "Lorus Therapeutics Inc." to "Aptose Biosciences Inc." (the "Name Change"). The Company is proposing to change its name as part of repositioning the focus of its business. These efforts are aimed at aligning the product portfolio and product development strategy for its lead asset, LOR-253, with the strategic course set by the new management team that was established in late 2013.  In addition the Company has expanded its geographical representation to include the US. Further, as a research and development organization focused on cancer, the Company will be concentrating on identifying new therapeutics that restore innate cellular apoptotic mechanisms typically circumvented by tumors. The biological term "apoptosis" represents the innate self-killing mechanisms of cells triggered upon onset of cellular damage that may otherwise lead to cancer and is the intuitive root of the proposed name of "Aptose Biosciences".

Although shareholder approval for the Name Change is being sought at the Meeting, the Name Change would become effective at a date in the future that is determined by the Board of Directors to be in the best interest of the Corporation. Even if the shareholders approve the Name Change, the Board may determine not to implement the Name Change at any time after the Meeting without further action on the part of or notice to the Shareholders.

Additionally, and if approved by the shareholders at the Meeting, the Board of Directors of Lorus will have the authority to implement the Share Consolidation, the date and exact ratio of which would be determined by the Board of Directors within the above mentioned ratio range approved by the shareholders. If the proposed Share Consolidation is implemented, the number of common shares issued and outstanding will be reduced from approximately 139,324,451 common shares (as of July 15, 2014) to between approximately 27,864,890 and 9,288,296 common shares, depending on the ratio selected by the Board.

The proposed Share Consolidation is being contemplated as a way to potentially increase the trading price of the common shares as Lorus is contemplating a potential listing on the NASDAQ Stock Exchange and the rules of the NASDAQ Stock Exchange require a minimum trading price of $3.00 or $4.00 under certain conditions.

The Board of Directors believes that shareholder approval of a range of potential consolidation ratios (rather than a single consolidation ratio) provides the Board of Directors with maximum flexibility to achieve the desired results of the Share Consolidation. The Board of Directors' selection of the specific ratio will be based primarily on the price level of the common shares at the time and expected stability of that price level.

Although shareholder approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a date in the future that is determined by the Board of Directors to be in the best interest of the Company. Even if the shareholders approve the Share Consolidation, the Board of Directors may determine not to implement the Share Consolidation without further action on the part of or notice to the shareholders.

In addition, Lorus announces that its Board of Directors approved a change to its financial year-end from May 31 to December 31 to allow the Company to provide continuous disclosure information on a comparable position with its industry peer group. As a result of this change, the Company will have a transitional seven month financial year ending December 31, 2014. Further details regarding the change in financial year, including the Company's interim reporting periods, will be available in the Company's Notice of Change of Financial Year-End prepared in accordance with section 4.8 of National Instrument 51-102, which will be filed on SEDAR at www.sedar.com under the Company's profile for public filings.

Please refer to the Company's management proxy circular which will be made available on SEDAR at www.sedar.com for more details on the Share Consolidation, the Name Change and the other matters to be covered at the Meeting. Final voting results on all matters voted on at the Meeting will also be filed on SEDAR.

About Lorus

Lorus is a clinical-stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of combination therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws including regarding a potential listing on the NASDAQ Stock Exchange, the Share Consolidation and the Name Change. Such statements include, but are not limited to, statements relating to Lorus' plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Lorus Therapeutics Inc.

%CIK: 0000882361

For further information:

Lorus Therapeutics
Greg Chow, CFO
416-798-1200
gchow@lorusthera.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Lorus Therapeutics Inc.

CNW 16:28e 15-JUL-14